Exhibit 99.1

AMENDMENT AGREEMENT

To

BINDING LETTER OF INTENT

Effective as at February 10, 2010

Reference:  December 22, 2009 Agreement

Ba Dinh Mineral Joint Stock Company has agreed to extend this agreement to April 30, 2010, or any reasonable time thereafter so long as progress is being made.

On payment of $340,000.00 USD SMNG will have a 51% interest in the Nat Son mining project in Northern Vietnam. SMNG can earn up to 75% interest in the same project on terms to be negotiated.  SMNG has the option to go to 90% interest in the same project on terms to be negotiated.

In witness whereof signed this 16th day of March, 2010